Exhibit 10.1

TERMS OF EMPLOYMENT OFFER

POSITION

We are pleased to offer you the position of Executive Vice President and Chief Financial Officer. Subject to the provisions listed in the “General Terms” section below, your start date will be on or before July 1, 2018.

CASH COMPENSATION

Your semi-monthly compensation for this position will be $35,416.67 (which when annualized will equal approximately $850,000.00). In addition to this base compensation, you will be eligible to participate in our Management Incentive Plan, which would target you for a bonus of 85% of your eligible base salary earnings, based on the achievement of corporate performance objectives. Actual awards are determined by the Compensation Committee in its sole discretion and are paid annually, typically during the first quarter of the following year. The award may be at, above or below the target level, but you can potentially earn up to 200% of your target award based upon achievement of Company objectives.

Provided you start your employment with Celgene on or before July 1, 2018 and are actively employed with Celgene through December 31, 2018, your target 2018 bonus to be paid in the first quarter of 2019 will be $722,500, which reflects 85% of your annualized base salary.

ONE TIME PAYMENT

Celgene will also grant you a one-time payment of $650,000.00 (gross) which is payable within 30 days from your start date. This payment will be considered a taxable event for the purpose of payroll tax calculations. Please refer to the terms in the attached repayment agreement.

EQUITY COMPENSATION

As a new employee, you will receive a new hire equity grant on the first trading day of the month following your date of hire. The total value of this new hire equity grants will be $11,350,000.00 and will be granted to you in the form of stock options, Restricted Stock Units (RSUs) and Performance Stock Units (PSUs).

The number of stock options you will receive will be determined on the grant date by dividing the value of that portion of your new hire equity grant to be delivered in stock options ($3,000,000.00) by the applicable Black-Scholes value per stock option. The exercise price will be the closing stock price of Celgene common stock on the date of grant. The stock option grant will have a ten-year term and will vest equally over the first four years, i.e., 25% on each anniversary of the grant date.

The number of RSUs you will receive will be determined on the grant date by dividing the value of that portion of your new hire equity grant to be delivered in RSUs ($6,750,000.00) by the closing stock price of Celgene common stock on the date of grant. These RSUs will vest according to the vesting schedule in the RSU grant agreement as follows:

•	1/3 will vest on the 1st anniversary of the grant date

•	1/3 will vest on the 2nd anniversary of the grant date

•	1/3 will vest on the 3rd anniversary of the grant date

The target number of PSUs you will receive will be determined on the grant date by dividing the value of that portion of your new hire equity grant to be delivered in PSUs by the closing stock price of Celgene common stock on the date of the grant. The total value of the PSU grant is $1,600,000. A portion of the PSU value ($600,000) will be granted under the 2017 – 2019 Long-Term Incentive Plan (“LTIP”) and the remaining portion of the PSU value ($1,000,000) will be granted under the 2018 – 2020 LTIP.

These and all other conditions surrounding your new hire grants have been approved by the Compensation Committee of the Board of Directors or its delegate outlined in the Celgene Corporation 2017 Stock Incentive Plan (Amended and Restated as of April 19, 2017). Terms and conditions surrounding the new hire equity grants (and subsequent equity grants) are outlined in the Stock Option & Restricted Stock Unit Award documents that you will receive on the date of grant and which must be accepted as a condition of the grants.

ADDITIONAL PROGRAMS

Health and Welfare Benefits: You will be eligible to participate in all Celgene comprehensive US health and welfare benefit programs on the first day of the month following your date of employment. Information on your Celgene benefits package will be provided under separate cover.

Deferred Compensation Plan: Celgene maintains a Deferred Compensation Plan for a select group of employees. You will be notified when you are eligible to begin participating in the Plan. Enrollment occurs semi-annually, typically at the end of the second quarter and again at the end of the fourth quarter. Information regarding the Plan, your investment options and how to enroll will be available from Celgene's deferred compensation provider in advance of the enrollment period.

Financial and Tax Planning: You will be eligible for reimbursement up to $15,000 per calendar year for Financial and Tax planning assistance.

Severance Compensation: If your employment is terminated by Celgene at any time, other than for cause, we will pay you severance compensation in an amount equal to twelve months’ base salary and bonus at target, plus continuation of medical and dental benefits at active employee rates, less applicable taxes.

In the event of “double-trigger” circumstance resulting from a change in control, you will be paid an amount equal to eighteen months’ base salary and bonus at target, plus continuation of medical and dental benefits at active employee rates, less applicable taxes, and your unvested stock options and RSUs will fully vest. PSUs will vest according to the terms noted in the agreement. Additionally, in the event of change in control, under a modified economic cutback, your change in control-related payments would be reduced to avoid the 280G excise tax if the result would be economically beneficial to you. Double-trigger shall mean that there is a change in control AND your position is eliminated, your duties/responsibilities/compensation are significantly reduced or your primary place of work is relocated greater than 50 miles from your current work location within two years of the change in control.

Paid Time Off: You will be eligible for five (5) weeks of vacation and three (3) personal days annually.

Retirement Benefits: You will be eligible to participate in Celgene’s 401(k) Plan on the first day of the month following your date of employment.

GENERAL TERMS

You will also be subject to certain terms and conditions of employment commensurate with your role as Chief Financial Officer, as deemed appropriate by the Compensation Committee in its sole discretion.

The contents of this offer letter do not constitute a contractual guarantee of employment for any specific duration of time. Your employment relationship with Celgene is AT-WILL which means that either you or Celgene can terminate the relationship at any time for any reason with or without cause. Except as otherwise provided herein, the information regarding employee benefits contained in this offer letter are subject to the terms and conditions of Celgene’s written plan documents which provide that Celgene retains the right to alter, amend or eliminate said benefits in its sole discretion.

The terms of the offer are outlined above and are contingent on completion of satisfactory employment and associated references, background check and drug screen. In addition, all employees are required to sign Celgene’s “Global Reproductive Health and Safety policy” and “Proprietary Information and Inventions Agreement” upon the start of their employment. Current Federal regulations require you to furnish proof of your right to work in the United States. These documents must be submitted on your first day of work.

With my best regards,

/s/ Mark J. Alles

Mark J. Alles

Chairman & Chief Executive Officer

/s/ David V. Elkins

_______________________

I Accept the offer as outlined above

5/29/18

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Date